QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
91336M105

(CUSIP Number)
DECEMBER 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336M105	Page 2 of 8

(1)	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).
Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
3,843,533

		(6)	Shared Voting Power
1,205,952

		(7)	Sole Dispositive Power
3,843,533

		(8)	Shared Dispositive Power
1,205,952

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,049,485

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
5.0%

(12)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 91336M105	Page 3 of 8

(1)	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only).
Pommer Family Limited Partnership

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
1,000,000

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
1,000,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
1.0%

(12)	Type of Reporting Person (See Instructions)
PN

Item 1(a)	Name of Issuer
Universal Access Global Holdings Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(a)	Name of Person Filing
Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust
Pommer Family Limited Partnership ("PFLP")
Item 2(b)	Address of Principal Business Office or, if none, Residence
233 South Wacker Drive, Suite 600 Chicago, IL 60606
Item 2(c)	Citizenship
PFLP is a Delaware limited partnership and Robert J. Pommer, Jr. is a citizen of the United States.
Item 2(d)	Title of Class of Securities
Common stock, par value $.01 per share
Item 2(e)	CUSIP Number
91336M105
Item 3.	If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
(a)	Amount beneficially owned: (1) by Robert J. Pommer, Jr.: 5,049,485 shares of Common Stock* (2) by PFLP: 1,000,000 shares of Common Stock

*Amount beneficially owned by Robert J. Pommer, Jr. includes 3,393,533 shares held as Trustee of the Robert J. Pommer, Jr. Declaration of Trust; 150,000 shares held by Robert J. Pommer, Jr., individually; 199,545 shares held by Mr. Pommer's wife, Elizabeth Pommer, as Trustee of the Elizabeth M. Pommer Declaration of Trust, dated December 31, 1999; and options to purchase 300,000 shares of Common Stock of Issuer exercisable within 60 days of December 31, 2001. Also includes 2,807 shares held by Mr. Pommer's father as custodian for minor son, who shares Mr. Pommer's household, under the Uniform Transfers to Minors Act and 3,600 shares held by Mr. Pommer's father as custodian for minor daughter, who shares Mr. Pommer's household, under the Uniform Transfers to Minors Act, to which voting and dispositive power is exercised by Mr. Pommer's father. Mr. Pommer otherwise disclaims beneficial ownership of these 6,407 shares. As general partner of PFLP, Mr. Pommer has the power to vote or direct the vote and to dispose or direct the disposition of 1,000,000 shares of Common Stock held by PFLP.
(b)	Percent of class: (1) by Robert J. Pommer, Jr.: 5.0% (2) by PFLP: 1.0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Robert J. Pommer, Jr.: 3,843,533 (2) PFLP: 0
(ii) Shared power to vote or to direct the vote (1) Robert J. Pommer, Jr.: 1,205,952* (2) PFLP: 1,000,000
* Mr. Pommer disclaims beneficial ownership as to 6,407 shares as described in Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of (1) Robert J. Pommer, Jr.: 3,843,533 (2) PFLP: 0
(iv) Shared power to dispose or to direct the disposition of (1) Robert J. Pommer, Jr.: 1,205,952* (2) PFLP: 1,000,000
* Mr. Pommer disclaims beneficial ownership as to 6,407 shares as described in Item 4(a) above.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto.
Item 9.	Notice of Dissolution of a Group
Not applicable
Item 10.	Certification
Not applicable

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

	/s/	Robert J. Pommer, Jr.

Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust
Pommer Family Limited Partnership
	BY:	/s/ Robert J. Pommer, Jr. NAME: Robert J. Pommer, Jr. TITLE: General Partner
DATED: FEBRUARY 14, 2002

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G/A

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Universal Access Global Holdings Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

DATED: FEBRUARY 14, 2002
	/s/	Robert J. Pommer, Jr.

Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust
Pommer Family Limited Partnership
	BY:	/s/ Robert J. Pommer, Jr. NAME: Robert J. Pommer, Jr. TITLE: General Partner

QuickLinks

SIGNATURE
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G/A